

Mail Stop 3720

May 26, 2010

Via US Mail and Facsimile: (415) 955-8910

Chaojun Wang
Chief Executive Officer
Action Industries, Inc.
c/o Ryan Nail
The Crone Law Group
101 Montgomery St., Suite 1950
San Francisco, CA 94104

> **Re:** **Action Industries, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **File No. 000-52455**
> **Filed May 20, 2010**

Dear Mr. Wang:

We have completed our review of your information statement and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director